ADDENDUM TO

INVESTMENT MANAGEMENT AGREEMENT

This Addendum dated January 1, 2008, is to the Investment Management Agreement made as of September 1, 2007, (the “Agreement”) by and between Franklin Federal Tax-Free Income Fund, a Delaware statutory trust (the “Fund”), and Franklin Advisers, Inc., a California corporation, (the “Adviser”).

WHEREAS, both the Adviser and the Fund wish to revised the investment management fee schedule of the Agreement; and

WHEREAS, the Board of Trustees of the Fund, including a majority of the Independent Trustees of the Fund present in person, approved the following addendum at a meeting on December 3, 2007.

     NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree as follows:

A.     For purposes of calculating such fee, the value of the net assets of the Fund shall be determined in the same manner as the Fund uses to compute the value of its net assets in connection with the determination of the net asset value of its shares, all as set forth more fully in the Fund’s current prospectus and statement of additional information. The annual rate of the management fee payable by the Fund shall be as follows:

0.625% of the value of net assets up to and including $100 million;

0.500% of the value of net assets over $100 million and not over $250 million;

0.450% of the value of net assets over $250 million and not over $7.5 billion;

0.440% of the value of net assets over $7.5 billion and not over $10 billion;

0.430% of the value of net assets over $10 billion and not over $12.5 billion;

0.420% of the value of net assets over $12.5 billion and not over $15 billion;

0.400% of the value of net assets over $15 billion and not over $17.5 billion;

0.380% of the value of net assets over $17.5 billion and not over $20 billion; and

0.360% of the value of net assets in excess of $20 billion.

IN WITNESS WHEREOF, this Addendum has been executed on behalf of each party as of the date set forth above.

FRANKLIN FEDERAL TAX-FREE INCOME FUND

By:

Karen L. Skidmore

Title:     Vice President and Secretary

FRANKLIN ADVISERS, INC.

By:

Edward B. Jamieson

Title:     President and Chief Investment Officer

F FTFIF Addendum to IMA